The Marquie Group, Inc.

August 9, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	The Marquie Group, Inc.

Amendment No. 3 to

Offering Statement on Form 1-A

Filed July 23, 2019

File No. 024-10992

Ladies and Gentlemen:

On behalf of our client, The Marquie Group, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 4 to the Offering Statement on Form 1-A (“Amendment No. 4”) relating to the issuance by the Company of 10,000,000,000 of shares of Common Stock.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated July 30, 2019 regarding your review of the Offering Statement on Form 1-A, which was filed with the Commission on July 23, 2019.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No.

Amendment No. 3 to Offering Statement on Form 1-A

Cover Page

1.	Revise your price range to comply with the requirements of Rule 253(b). We note the high end of the range would result in the company’s proceeds exceeding the maximum permitted amount for a Tier 2 Regulation A offering. In that respect, we also note that you checked the box in Part I indicating that you do not intend to price this offering after qualification pursuant to Rule 253(b).

The range described on the cover sheet is based on a maximum offering of $10,000,000. Therefore, at a lower end of the range, $0.0075 per share, the maximum offering would be 1,333,333,333 shares. At the higher end of the range, $0.08, the maximum offering would be 125,000,000. Although we believe this to be clearly stated throughout, we have adjusted the cover page to specify the maximum number of shares that corresponds with the high and low of the range.

Risk Factors

The subscription agreement for the purchase of common stock from the Company contains an exclusive forum provision..., page 14

2.	You disclose in this risk factor that your subscription agreement requires investors to agree that any claims brought under the Securities Act of 1933 must be brought in federal court. Highlight the reason for the question of enforceability of the provision (i.e., the provision limits the concurrent jurisdiction provided by Section 22 of the Securities Act of 1933). Also address whether you intend the provision to apply to claims brought under the Securities Exchange Act of 1934.

We have adjusted the language accordingly.

Principal Stockholders, page 32

3.	Revise the calculation referenced in Footnote (2) to reflect the correct maximum offering amount.

As stated in response to Comment #1, the “higher range” described a higher offering price, which in turn represents the lower range of the volume of shares being offered. We have added clarifying language but have made no revisions to the calculation. We did catch a typo regarding the holdings of the Angell Family Trust which have been corrected.

Exhibits

4.	Please provide a currently dated consent from your independent public accounting firm.

We have included the updated consent.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Marc Angell
Marc Angell, CEO
The Marquie Group, P.A.

cc:	William Eilers, Esq.